UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934*

Fortress Biotech, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

34960Q 109
(CUSIP Number)

Daryl Katz
c/o Katz Group
Suite 2700 Edmonton Tower
10111 104 Avenue NW
Edmonton AB T5J 0J4
Telephone: 587.442.0310
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2020
(Date of Event Which Requires Filing of this Statement)

With copies to:
Shawna K. Vogel, Q.C., ICD.D General Counsel Katz Group Suite 2700 Edmonton Tower 10111 104 Avenue NW Edmonton AB T5J 0J4 Telephone: 587.442.0310	Richard DiStefano, Esq. Buchanan Ingersoll & Rooney PC 640 Fifth Avenue New York, New York 10019-6102 Telephone: 212.440.4455

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.: 34960Q 109

1.	Names of Reporting Persons Mr. Daryl Katz
2.	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Canada

Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 5,607,371
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,607,371

11.	Aggregate amount beneficially owned by each Reporting Person 5,607,371
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.87% of Common Stock
14.	Type of Reporting Person (see instructions) IN

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CUSIP No.: 34960Q 109

1.	Names of Reporting Persons DAK Capital Inc.
2.	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Alberta, Canada

Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 5,607,371
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,607,371

11.	Aggregate amount beneficially owned by each Reporting Person 5,607,371
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.87% of Common Stock
14.	Type of Reporting Person (see instructions) CO

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Explanatory Note

This Schedule 13D (this “Statement”) is being filed by the Reporting Persons (as defined below) to report that the Reporting Persons increased their beneficial ownership of Common Stock as a result of a purchase of 100,000 shares of Common Stock (as defined below) on December 18, 2020. The Reporting Persons previously reported beneficial ownership of securities of the Issuer (as defined below) on a Schedule 13G filed pursuant to Rule 13d-1(c) with the Securities and Exchange Commission (“SEC”) on November 17, 2014, as amended by (i) Amendment No. 1 thereto filed with the SEC on February 11, 2015, (ii) Amendment No. 2 thereto filed with the SEC on February 5, 2016 and (iii) Amendment No. 3 thereto filed with the SEC on January 17, 2018 (the “2018 Schedule 13G Amendment” and collectively with such Schedule 13G and other such amendments, the “Prior Statement”).

Kevin L. Lorenz, J.D., is the Chief Investment Officer, Senior Vice President, Treasury & Private Investments at the Katz group in the family office of Mr. Katz and, in that position, has the, ability to affect and implement decisions in respect of the securities of the Issuer on behalf of the Reporting Persons. Mr. Lorenz is also a director of the Issuer. As a result, the Reporting Persons are converting from a Schedule 13G filing to a Schedule 13D filing with this Statement.

Item 1.	Security and Issuer.

This Statement relates to the common stock, $0.001 par value (the “Common Stock”), of Fortress Biotech, Inc., a Delaware corporation (the “Issuer”).

The principal executive offices of the Issuer are located at 2 Gansevoort Street, 9th Floor, New York, New York 10014.

Item 2.	Identity and Background.

(a)     This Statement is being filed by, and reflects the holdings of:

(i)     Mr. Daryl Katz (“Mr. Katz”), and

(ii)    DAK Capital Inc. (“DAK” and together with Mr. Katz, the “Reporting Persons”).

(b)     The business address of each Reporting Person is Suite 2700 Edmonton Tower, 10111 104 Avenue NW, Edmonton AB T5J 0J4.

(c)     Mr. Katz is the Founder and Chairman of the Katz Group, one of Canada’s leading privately owned enterprises, with operations in sports and entertainment, real estate and public and private investment. DAK is a direct subsidiary of the 2008 D. Katz Family Trust and is part of the Katz Group of companies. DAK Investments Corp. was included as a Reporting Person in the Prior Statement but has subsequently been amalgamated into DAK. The principal occupation of the directors and executive officers of DAK is to act in the capacities listed on Schedule A.

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(d)               During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of their respective directors or executive officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)               During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of their respective directors or executive officers, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                Mr. Katz is a citizen of Canada. DAK is a corporation formed under the laws of Alberta, Canada.

Item 3.	Source and Amount of Funds of Other Consideration.

All of the shares of Common Stock to which this Statement relates, including the shares described on Schedule B, were purchased on behalf of DAK using working capital. The aggregate purchase price of the 4,855,371 shares of Common Stock was approximately $4.8 million (excluding commissions).

Item 4.	Purpose of Transaction.

The shares of Common Stock of the Issuer held by the Reporting Persons were acquired for investment purposes.

The Reporting Persons do not currently have any plans or proposals which relate to or would result in:

(a)               the acquisition or disposition of additional securities of the Issuer; provided, however, that the Reporting Persons reserve the right to acquire additional securities of the Issuer for investment purposes (including through the exercise of the Warrants (as defined below)) or to dispose of securities of the Issuer at any time;

(b)               an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

(c)               a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)               any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)               any material change in the present capitalization or dividend policy of the Issuer;

(f)                any other material change in the Issuer’s present business or corporate structure;

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(g)               changes in the Issuer’s present charter, bylaws or instruments corresponding thereto, or such other actions which may impede the acquisition of control of the Issuer by any person;

(h)               causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                 a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)                 any action similar to any of those enumerated above.

The Reporting Persons, may, from to time, review or reconsider their positions and formulate plans or proposals with respect to items (a) through (j) above, but have no present intention of doing so.

Item 5.	Interest in Securities of the Issuer.

(a)               As of the date of this Statement, Mr. Katz and DAK hold 4,855,371 shares of Common Stock of the Issuer and immediately exercisable warrants to purchase up to 752,000 shares of Common Stock of the Issuer at an exercise price of $3.00 per share (the “Warrants”). (The Warrants are immediately exercisable and expire on September 1, 2022. The Warrants were acquired by DAK in connection with the dissolution of and distribution of assets by Opus Point Healthcare Innovations Fund, LP (“OPHIF”) to its limited partners effective December 31, 2019; the number of warrants acquired by DAK was based on its pro rata portion of principal amount of debt owed by the Issuer to OPHIF.) Accordingly, for the purposes of Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own, as at the date of this Statement, an aggregate of 5,607,371 shares of Common Stock, or 5.87% of the shares of Common Stock outstanding. The beneficial ownership percentage reported herein is based on; (A) 94,803,312 shares of Common Stock outstanding as of December 18, 2020, based on information provided by the Issuer, and (B) as per Rule 13d-3(d)(i) under the Act, the quotient obtained by dividing (a) the aggregate number of shares of Common Stock beneficially owned by the Reporting Person by (b) the sum of (i) 94,803,312 shares of Common Stock outstanding as of December 18, 2020, and (ii) 752,000 shares of Common Stock that are subject to the Reporting Person’s Warrants. The Warrants are treated as exercised only for the purpose of computing the percentage beneficial ownership of the Reporting Persons.

(b)               As of the date of this Statement, Mr. Katz and DAK have the shared power to vote and direct the vote and the shared power to dispose and direct the disposition over all of the 5,607,371 shares of Common Stock beneficially owned by them (assuming the exercise of all exercisable securities listed in subsection (a) above).

(c)               To the best of the Reporting Persons’ knowledge, transactions in the Common Stock effected by the Reporting Persons during the past 60 days and not previously reported are set forth on Schedule B to this Statement.

(d)               Not applicable.

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(e)               Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete.

Dated: December 28, 2020	/s/ Daryl Katz
Daryl Katz

DAK CAPITAL INC.

	By:	/s/ Daryl Katz
Daryl Katz, President

Attention – Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001).

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Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF DAK CAPITAL INC.

Set forth below are the name and present principal occupation or employment of each director and executive officer of the DAK Capital Inc. The business address of each of the directors and executive officers is Suite 2700 Edmonton Tower, 10111 104 Avenue NW, Edmonton AB T5J 0J4. Except as otherwise noted, positions specified are positions with DAK Capital.

Name	Principal Occupation or Employment	Citizenship

Daryl A. Katz	Director, President and Chairman, DAK Capital Inc.; Chairman, Katz Group	Canada

Brad Gilewich	Director, Treasurer and Secretary, DAK Capital Inc.; Senior Vice President, Corporate Affairs, Katz Group	Canada

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Schedule B

Information with Respect to Transaction(s) Effected

DAK CAPITAL INC.

Date of Transaction	Type of Transaction	Number of Shares of Common Stock Purchased	Average Price per Share of Common Stock

December 18, 2020	Open Market Purchase	100,000	$3.3493

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Exhibit List

Exhibit 99.1	Joint Filing Agreement